UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the new pension plan (PP-3)

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Rio de Janeiro, January 18, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on October 1, 2020, informs that the Petros Deliberative Council and the company's Board of Directors have approved a new version of the documentation for the opening of the Petros Plan 3 (PP-3) and migration process, after the conclusion by Petros of the adjustments requested by the National Private Pension Superintendence (PREVIC).

The process will proceed for approval by the Secretariat for Coordination and Governance of State-Owned Companies (SEST) and final approval by PREVIC. The expectation of approval by the inspection agencies is until February 2021. The start of operation is scheduled for the second quarter of 2021, since the new plan will also undergo a technical and administrative feasibility study, which can only be completed after the definition of the mass of participants who will have opted for PP-3.

PP-3 will be a private pension option exclusively aimed to voluntary and timely migration of participants and those assisted by Petrobras Renegotiated and Non-Renegotiated Petrobras System’s Petro plans (PPSP-R and PPSP-NR), both of them created after the 1970s.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer